Exhibit 8.1

SUBSIDIAIRES OF CHINA XIANGTAI FOOD CO., LTD.

Subsidiaries	Place of Incorporation
Beijing Gangyixing Technology Ltd.	People's Republic of China
China Silanchi Holding Limited	British Virgin Island
Chongqing Jinghuangtai Business Management Consulting Co., Ltd.	People's Republic of China
Chongqing Pengmei Supermarket Co., Ltd.	People's Republic of China
CVS Limited	Hong Kong, People's Republic of China
Guangan Yongpeng Food Co., Ltd.	People's Republic of China
Haochuangge Limited	Hong Kong, People's Republic of China
WVM Inc.	British Virgin Island

Consolidated Variable Interest Entity (“VIE”)	Place of Incorporation
Beijing Fu Tong Ge Technology Co., Ltd.	People's Republic of China
Chongqing Penglin Food Co., Ltd.	People's Republic of China
Chongqing Ji Mao Cang Feed Co., Ltd.	People's Republic of China